FEDERAL INSURANCE COMPANY

Endorsement No.:	10

Bond Number:	82341598

NAME OF ASSURED: ALTMFX TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 9 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on January 9, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 11, 2015

B-2 Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No.:	11

Bond Number:	82341598

NAME OF ASSURED: ALTMFX TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

ALTMFX Trust

Castlerigg Equity Event and Arbitrage Fund
NP Strategic Municipal Fund

This Endorsement applies to loss discovered after 12:01 a.m. on January 9, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 11, 2015

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1